Morrison & Forrester LLP

Republic Plaza

370 17th Street, Suite 5200

Denver, Colorado 80202

VIA EDGAR CORRESPONDENCE

Ms. Kathy Cherko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 80254

Re:	Fidus Investment Corporation

File No. 333 – 182785

Dear Ms. Cherko:

On behalf of Fidus Investment Corporation (the “Registrant” or the “Company”), below you will find the Registrant’s responses to the comments conveyed on April 9, 2014, by you via telephone to me with regard to Post-Effective Amendment No. 4 (“PEA No. 4”) to the Registrant’s Registration Statement on Form N-2.

I have restated your comments below (in bold) and have provided the Registrant’s response to each comment immediately thereafter.

Comment: The Staff is unable to re-calculate the incentive fees using the audited numbers included in the prospectus. The Registrant should supplementally provide additional information regarding the calculation of incentive fees.

Response: As set forth in more detail in PEA No. 4, the incentive fee has two parts:

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The income incentive fee is calculated and payable quarterly and is equal to 20% of the Company’s pre-incentive fee net investment income for that quarter, subject to a hurdle rate (2.0%) and a catch-up provision.[1] Since this calculation occurs quarterly, the Company’s income incentive fee may not be neatly calculable from the year-end financial statements. That said, pre-incentive fee net investment income is generally equal to the sum of the net investment income and the incentive fee expense, both of which are line items on the Statement of Operations. The income incentive fee expense for the year ended December 31, 2013 is approximately 20% of that amount.[2]

[1]	Please see the diagram and discussion on pages 85-86 of the Company’s prospectus included in PEA No. 4 for a detailed discussion of the quarterly calculation.
[2]	There is an adjustment to pre-incentive fee net investment income to exclude management services fees from the income on which the income incentive fee is calculated. Due to the immateriality of such fee (approximately $37,000 in 2013) the management services fee is not separately identified in the Company’s financial statements.

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The capital gains incentive fee is calculated and payable annually. The calculation is based on cumulative aggregate realized capital gains less the cumulative aggregate realized capital losses, each since the date of the Company’s initial public offering (“inception”), less the aggregate unrealized capital depreciation as of the date of the calculation with respect to the Company’s portfolio investments. If such amount is positive at the end of the year, then the capital gains incentive fee payable is 20% of that amount, less the aggregate capital gains incentive fees paid since inception. Since the capital gains incentive fee payable is cumulative since inception, it can be difficult to calculate from the year-end numbers representing a single annual period. In addition, in accordance with GAAP, the Company accrues, but does not pay, a capital gains incentive fee expense in connection with any unrealized capital appreciation, as appropriate. That said, the capital gains incentive fee expense for a period can generally be calculated by reference to the net gain on investments set forth in the Statement of Operations.

Comment: Fee income earned by the Registrant during 2013 exceeded five percent of the total investment income earned. Rule 6-07(1) of Regulation S-X requires that the registrant state as a separate line item in the Statement of Operations any category of income that exceeds five percent total investment income. Please revise in future filings if fee income continues to exceed this threshold.

Response: The Company acknowledges that fee income in 2013 exceeded five percent of total investment income. The Company confirms that if fee income exceeds such threshold in future periods, it will include such fee income as a separate line item in the Statement of Operations.

Comment: The Registrant should separately disclose the amount of paid-in-kind (PIK) income received during the reporting period. If PIK income is less than five percent of total investment income such disclosure can be included in the Notes to Financial Statements and if PIK income exceeds five percent of total investment income it should be shown as a separate line item in the Statement of Operations.

Response: The Company advises the Staff that PIK income was greater than five percent of the Company’s total investment income for the year ended December 31, 2013. However, the Company does not view PIK income as a separate category of income for purposes of Rule 6-07(1) of Regulation S-X. PIK income is contractual interest or dividends at the coupon rate stated in the underlying security, but rather than being paid currently, it is added to the principal amount of the underlying security and paid at maturity. Accordingly, the Company believes PIK income is properly classified as interest or dividend income, and it differs from cash income only with respect to the timing of receipt of such income. The Company respectfully advises the Staff that it has discussed this comment with its independent registered public accounting firm and has reviewed the disclosure practices of other business development companies. Based on such discussion and review, the Company respectfully advises the Staff that it believes its practice of disclosing PIK income as an adjustment to cash flows in its Statement of Cash Flows and disclosing the amount of PIK income in Note 4 to the financial statements (within the reconciliation of fair valued investments) is consistent with generally accepted accounting principles, Rule 6-07 of Regulation S-X and market practice.

Comment: We note that each of the portfolio holdings appears to be valued at par. Please advise us whether the Registrant’s accounting is consistent with ASC 820.

Response: The Company respectfully advises the Staff that the Schedule of Investments beginning on page F-8 in Post-Effective Amendment No. 4 as well as the list of Portfolio Companies beginning on page 71 of Post-Effective Amendment No. 4 report five debt investments at fair values below both cost and par value, 33 debt securities at fair values between cost and par value and two debt investments at fair values greater than par value. With respect to the Company’s equity investments, 18 securities were reported at fair values below cost, 12 securities were reported at fair values equal to cost and 20 were reported at fair values greater than cost.

The Company determines the fair market values of its portfolio investments pursuant to valuation procedures adopted by and overseen by the Company’s Board of Directors. Such procedures take into consideration the requirements of ASC 820 as well as the Board of Directors’ obligations under the federal securities laws. The Company and its Board of Directors, in consultation with an independent valuation consultant, use a variety of valuation techniques and take into consideration a variety of inputs when determining fair value of a debt investment, including any anticipated prepayment premiums, the stated maturity of the debt security, whether a security is subject to no-call protection, whether a security is subject to make whole provisions and the probability of loss of principal due to a portfolio company’s inability to repay its obligation. We note that the Company generally intends to hold its loans to maturity. In addition, its portfolio companies generally have the right to repay the Company’s debt securities at any time for a value equal to par plus any applicable prepayment premiums. It is also worth noting that a majority of the Company’s investments are currently held in the Company’s wholly-owned subsidiaries organized as small business investment companies (SBICs). Due to financing restrictions imposed on SBICs by the Small Business Administration (SBA), none of the Company’s current debt investments have any no-call protections or make whole provisions. Moreover, the maximum prepayment premium allowed by SBA regulations is 105% in the first year stepping down to 1% annually thereafter. As a result, the maximum fair value for the Company’s current debt securities is par plus any applicable prepayment premiums. To the extent financing terms of future debt securities were to include other prepayment terms, the Company and the Board of Directors would consider such terms when determining the fair value of such securities.

Comment: Please advise whether the Registrant’s Board of Directors always follows the recommendation of the independent valuation consultant when valuing portfolio companies and, if not, why not.

Response: The audit committee of the Board of Directors carefully considers but does not always recommend that the Board of Directors follow the recommendation of an independent valuation consultant. Pursuant to the valuation procedures adopted by the Board of Directors, the audit committee quarterly considers input from an independent valuation consultant, as well as the Company’s investment adviser, when valuing the Company’s portfolio investments. In many instances, the ranges of proposed fair values are comparable and the audit committee will recommend to the Board of Directors a fair value within the range proposed by the independent valuation consultant. If and to the extent the proposed valuations differ, however, the audit committee may request additional information from the independent valuation consultant and/or the Company’s investment adviser regarding the valuation methodologies and inputs used by each to reach its proposed valuation. The audit committee will use that information, together with the originally presented information, when making its recommendations to the Board of Directors. The fair value of any portfolio security may therefore vary from the range recommended by the independent valuation consultant.

Comment: In the unobservable inputs table on page F-27, please present the information using the controlled, affiliated, and non-control/non-affiliated investments categories used in the Statement of Operations

Response: The Company respectfully advises the Staff that it applies its valuation methodologies in accordance with ASC 820 and the federal securities laws consistently across its portfolio investments without regard to whether an investment is a control, affiliate or non-control/non-affiliate investment. Consistent with ASC 820, portfolio investments held at fair value are classified using a three level fair value hierarchy based upon the level of judgment associated with the inputs used to determine fair value of each holding. The Company respectfully submits that disclosure of unobservable inputs in a categorized manner such as that suggested by the Staff would be inconsistent with its valuation methodology and potentially misleading to investors, who might presume that the Company analyzes unobservable inputs differently depending on the category of investment. The Company believes that categorization of unobservable inputs by the type of security held (e.g., debt versus equity) is more meaningful to investors and more descriptive of the Company’s approach to determining fair value of its portfolio. The Company respectfully advises the Staff that it currently does not have any control investments, and does not currently anticipate that management would recommend changing valuation methodologies as a result of a control classification. If and to the extent that the Company enters into a control investment, however, the Company will consider whether valuation methodologies differ as a result of such classification and will consider if additional disclosure would be appropriate at that time.

In connection with your recent review of PEA No. 4 filed by the Company on March 21, 2014, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure contained in PEA No. 4;

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comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Company may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you request such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (303) 592-2237.

Sincerely,

/s/ Kelley A. Howes
Kelley A. Howes